United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1. Press Release dated August 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : August 7, 2003

For ICICI Bank Limited

By	:	/s/ Nilesh Trivedi
Name	:	Nilesh Trivedi
Title	:	Assistant Company Secretary

ICICI Bank Limited.
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	August 7, 2003

ICICI Bank inaugurates its first Offshore Banking Unit

ICICI Bank, India’s second largest bank, today inaugurated its first Offshore Banking Unit (OBU) at SEEPZ Special Economic Zone, Mumbai. The OBU was inaugurated by Mr. K. V. Kamath, Managing Director and CEO, ICICI Bank.

Speaking at the occasion Ms. Lalita D. Gupte, Joint Managing Director said, “Offshore initiatives are a key element of our international strategy and the India OBU is strategically placed to enable us achieve this objective. The launch of the OBU is a significant step for the Bank as it would facilitate introduction of more innovative products and services for corporates and non-resident Indians.”

ICICI Bank’s OBU will offer a suite of products to meet specific requirements of corporates and individuals. The OBU will provide international finance at competitive rates, market-linked deposits in major currencies of various tenors and a host of other products. The OBU will offer foreign currency deposits to NRIs providing competitive returns benchmarked to the international markets. The OBU will also provide them the flexibility to choose deposit products across varying maturities and interest rates.

The OBU has state-of-the-art treasury and trade finance capabilities. It would enable Indian Corporates to meet their foreign currency funding and trade finance requirements. It would also offer transaction account services in foreign currency to cater to its corporate clientele.

The Bank has received approval for setting up a subsidiary banking company in London, UK. The Bank also has received approvals to set up an offshore banking unit in Singapore, representative offices in Dubai, UAE and Shanghai, China. ICICI Bank currently has representative offices in New York, USA and London, UK.

About ICICI Bank: ICICI Bank (NYSE:IBN) is India’s largest private sector bank providing a broad spectrum of financial services to individuals and companies. ICICI Bank today services a growing customer base of more than 5 million customer accounts through a technology-backed multi-channel access network. This includes about 450 branches, about 1690 ATMs, call centres and Internet banking (www.icicibank.com).

ICICI Bank Limited.
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Except for the historical information contained herein, statements in this Release which contain words or phrases such as ‘will’, ‘would’, etc., and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand in banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 022-2653 8252 mail: madhvendra.das@icicibank.com